Exhibit 99.1

Hoak Public Equities, L.P.

500 Crescent Court, Suite 230

Dallas, Texas 75201

November 7, 2007

Mr. Charles E. Cowan

Mr. Charles R. Norton

Mr. Don A. Patterson

Mr. Brad E. Larson

Mr. Kenneth D. Nelson

Meadow Valley Corporation

4602 E. Thomas Road

Phoenix, AZ  85020

Gentlemen:

As you are aware, Hoak Public Equities, L.P. is one of the largest shareholders of Meadow Valley Corporation (the “Company”) with beneficial ownership of over 5% of the common shares outstanding. We have been supportive, long-term shareholders. However, several questionable decisions by management and the Board of Directors (the “Board”) have caused us to become increasingly concerned that our interests may not be aligned with those responsible for corporate governance and capital allocation. Our due diligence, coupled with a recently filed 13D by CD Capital Management, LLC (“CD Capital”), confirms that we are not alone in our concerns.

We would like to communicate our support and agreement with all of the key issues CD Capital has highlighted in their 13D filed October 24, 2007. With respect to the recent 13D filed by Brad Larson, Kenneth Nelson and John Furman, collectively an entity called YVM Acquisition Corporation (“YVM”) formed to explore the acquisition of the Company, we strongly urge the Board to immediately form a Special Committee composed of independent directors to review any and all bids. In addition, the Special Committee should retain a nationally recognized investment bank to both review any acquisition proposal from YVM and, more importantly, to run a process to solicit other competitive bids that might result in a superior outcome for all shareholders. Given the fact that certain current officers and directors of the Company are also members of YVM, and none of the current members of management or the Board owns a significant amount of common stock of the Company, we are concerned about the independence of any such review. Therefore, it is imperative that you immediately appoint a significant outside shareholder to the Board who would also serve as a member of the Special Committee. We recommend the Company appoint John D. Ziegelman of CD Capital given his experience and demonstrated results with respect to this type of process as well as the history of being a long-term shareholder of the company.

We look forward to your prompt action which will instantly create credibility for the Special Committee charged with reviewing the fairness and appropriateness of proposals to acquire the Company. As always, we welcome members of management and/or the Board to contact us to discuss these matters in greater detail. Thank you for your consideration.

Sincerely,

/s/ CHARLES D. WARLTIER

Charles D. Warltier
Partner
Hoak & Co.